RBC Capital Markets®	Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-171806

Preliminary Pricing Supplement

Subject to Completion:
Dated March 18, 2013

to the Product Prospectus Supplement FIN-1 Dated
January 28, 2011, Prospectus Dated January 28, 2011,
and Prospectus Supplement Dated January 28, 2011
$ __________ Redeemable Leveraged Steepener Notes, Due March 27, 2033 Royal Bank of Canada

Royal Bank of Canada is offering the Redeemable Leveraged Steepener Notes (the “Notes”) described below.

The CUSIP number for the Notes is 78008SE93.

The Notes will pay interest semi-annually, on March 27th and September 27th of each year, commencing on September 27, 2013. The interest rate on the Notes will depend on the “Reference Rate.”  The “Reference Rate” will be equal to the difference between the 30 year CMS rate and the 2 year CMS rate, minus 0.50%. Interest will accrue at the following rates during the indicated years of the term of the Notes:

•	Year 1:	6.00% per annum

•	Year 2-20:	The Reference Rate multiplied by 4; provided that the interest rate can never be less than 0.00% or greater than 6.00% per annum.

We may call the Notes in whole, but not in part, on September 27, 2013, March 27, 2014, March 27, 2019, March 27, 2024 and March 27, 2029 upon at least 10 New York or London business days’ prior written notice.

The Notes will not be listed on any U.S. securities exchange.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page P-8 of this pricing supplement and “Risk Factors” beginning on page 1 of the prospectus supplement dated January 28, 2011, and “Additional Risk Factors Specific to the Notes” beginning on page PS-5 of the product prospectus supplement FIN-1 dated January 28, 2011.

The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation (the “FDIC”) or any other Canadian or U.S. government agency or instrumentality.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

RBC Capital Markets, LLC will offer the Notes at varying public offering prices related to prevailing market prices, and will purchase the Notes from us on the issue date at a purchase price that is expected to be between 97% and 100% of the principal amount. See “Supplemental Plan of Distribution (Conflicts of Interest)” on page P-9 below.

To the extent that the total aggregate principal amount of the Notes being offered by this pricing supplement is not purchased by investors in the offering, one or more of our affiliates may purchase the unsold portion.  However, our affiliates will not purchase more than 15% of the principal amount of the Notes.

We will deliver the Notes in book-entry only form through the facilities of The Depository Trust Company on or about March 27, 2013, against payment in immediately available funds.

RBC Capital Markets, LLC

Redeemable Leveraged Steepener Notes, Due March 27, 2033

SUMMARY

The information in this “Summary” section is qualified by the more detailed information set forth in this pricing supplement, the product prospectus supplement FIN-1, the prospectus supplement, and the prospectus.

Issuer:	Royal Bank of Canada (“Royal Bank”)

Issue:	Senior Global Medium-Term Notes, Series E

Underwriter:	RBC Capital Markets, LLC

Currency:	U.S. Dollars

Minimum Investment:	$1,000 and minimum denominations of $1,000 in excess of $1,000

Pricing Date:	March ●, 2013

Issue Date:	March 27, 2013

Maturity Date:	March 27, 2033

CUSIP:	78008SE93

Interest Rate:	Year 1:	6.00% per annum

	Year 2-20:	The value of the Reference Rate multiplied by 4; provided that the interest rate can never be less than 0.00% or greater than 6.00% per annum.

Reference Rate:	High-Side Reference Rate minus Low-Side Reference Rate minus 0.50%

High-Side Reference Rate:	30 Year CMS Rate, as reported on Reuters Page ISDAFIX1 or any successor page thereto at 11:00 am New York time

Low-Side Reference Rate:	2 Year CMS Rate, as reported on Reuters Page ISDAFIX1 or any successor page thereto at 11:00 am New York time

Type of Note:
Your Notes are called a “Leveraged Steepener Note” because, from the beginning of year 2 until the Maturity Date or the date of redemption, as the case may be, the Notes bear a variable rate of interest at a “leveraged,” or multiplied, rate, subject to a maximum interest rate, if the High-Side Reference Rate exceeds the Low-Side Reference Rate by at least 0.50%.  If the High-Side Reference Rate does not exceed the Low-Side Reference Rate by at least 0.50%, interest will accrue at the rate of 0.00% for that interest period.  FOR EVERY INTEREST PERIOD THAT THE HIGH-SIDE REFERENCE RATE DOES NOT EXCEED THE LOW-SIDE REFERENCE RATE BY AT LEAST 0.50%, YOU WILL NOT RECEIVE A COUPON PAYMENT.

Interest Determination Dates:
Five U.S. government securities settlement days prior to the beginning of each interest period, beginning in the second year of the term of the Notes. A “U.S. government securities settlement day” is any day except a Saturday, a Sunday, or a day on which The Securities Industry and Financial Markets Association (or any successor thereto) recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

RBC Capital Markets, LLC

Redeemable Leveraged Steepener Notes, Due March 27, 2033

Interest Payment Dates:
Semi-annually, in arrears, on March 27th and September 27th of each year, commencing on September 27, 2013 and ending on the Maturity Date. If any Interest Payment Date is not a New York or London business day, interest will be paid on the next New York or London business day, without adjustment for period end dates and no additional interest will be paid in respect of the postponement.

Redemption:	Redeemable at our option, in whole, but not in part.

Call Date(s):
The Notes are callable, in whole, but not in part, on September 27, 2013, March 27, 2014, March 27, 2019, March 27, 2024 and March 27, 2029 upon at least 10 New York or London business days’ prior written notice.

Survivor’s Option:	Not Applicable

Minimum Investment:	$1,000 (except for certain non-U.S. investors for whom the minimum investment will be higher)

U.S. Tax Treatment:
The Notes will be treated as debt instruments for U.S. federal income tax purposes.  We intend to take the position that the Notes will be treated as contingent payment debt instruments.  Please see the discussion in this terms supplement under “Supplemental Discussion of U.S. Federal Income Tax Consequences”  and the discussion (including the opinion of our counsel Morrison & Foerster LLP) in the product prospectus supplement dated January 28, 2011 under “Supplemental Discussion of U.S. Federal Income Tax Consequences” and specifically the discussion under “Supplemental Discussion of U.S. Federal Income Tax Consequences—Supplemental U.S. Tax Considerations—Where the term of your notes exceeds one year—Leveraged Steepener Notes,” and under “Supplemental Discussion of U.S. Federal Income Tax Consequences—Supplemental U.S. Tax Considerations—Where the term of your notes exceeds one year—Rules Applicable to Notes Treated as Contingent Payment Debt Instruments for Tax Purposes,” which apply to your Notes.

Calculation Agent:	RBC Capital Markets, LLC

Listing:	The Notes will not be listed on any securities exchange.

Clearance and Settlement:
DTC global (including through its indirect participants Euroclear and Clearstream, Luxembourg as described under “Description of Debt Securities—Ownership and Book-Entry Issuance” in the prospectus dated January 28, 2011).

Terms Incorporated in the Master Note:
All of the terms appearing above the item captioned “Listing” on pages P-2 and P-3 of this pricing supplement and the applicable terms appearing under the caption “General Terms of the Notes” in the product prospectus supplement FIN-1 dated January 28, 2011, as modified by this pricing supplement.

RBC Capital Markets, LLC

Redeemable Leveraged Steepener Notes, Due March 27, 2033

ADDITIONAL TERMS OF YOUR NOTES

You should read this pricing supplement together with the prospectus dated January 28, 2011, as supplemented by the prospectus supplement dated January 28, 2011 and the product prospectus supplement FIN-1 dated January 28, 2011, relating to our Senior Global Medium-Term Notes, Series E, of which these Notes are a part. Capitalized terms used but not defined in this pricing supplement will have the meanings given to them in the product prospectus supplement FIN-1. In the event of any conflict, this pricing supplement will control.  The Notes vary from the terms described in the product prospectus supplement FIN-1 in several important ways. You should read this pricing supplement carefully.

This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement dated January 28, 2011, “Additional Risk Factors Specific to the Notes” in the product prospectus supplement FIN-1 dated January 28, 2011, and “Risk Factors” in this pricing supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the SEC website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):

Prospectus dated January 28, 2011:
http://www.sec.gov/Archives/edgar/data/1000275/000121465911000309/f127115424b3.htm

Prospectus Supplement dated January 28, 2011:
http://www.sec.gov/Archives/edgar/data/1000275/000121465911000311/m127114424b3.htm

Product Prospectus Supplement FIN-1 dated January 28, 2011:
http://www.sec.gov/Archives/edgar/data/1000275/000121465911000316/m127115424b5.htm

Our Central Index Key, or CIK, on the SEC website is 1000275.  As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Royal Bank of Canada.

Royal Bank of Canada has filed a registration statement (including a product prospectus supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this pricing supplement relates.  Before you invest, you should read those documents and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering.  You may obtain these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov.  Alternatively, Royal Bank of Canada, any agent or any dealer participating in this offering will arrange to send you the product prospectus supplement FIN-1, the prospectus supplement and the prospectus if you so request by calling toll-free at 1-866-609-6009.

RBC Capital Markets, LLC

Redeemable Leveraged Steepener Notes, Due March 27, 2033

HISTORICAL INFORMATION

Historically, the High-Side Reference Rate and the Low-Side Reference Rate, and the difference between them, have experienced significant fluctuations. Any historical upward or downward trend in these rates during any period shown below is not an indication that the interest payable on the Notes is more or less likely to increase or decrease at any time during the term of the Notes. Royal Bank cannot make any assurances that the future levels of the High-Side Reference Rate and the Low-Side Reference Rate will result in holders of the Notes receiving interest payments after the first two semi-annual interest payments.

The Reference Rate was 2.182% on March 15, 2013. The graph below sets forth the historical performance of the Reference Rate from March 15, 1995 through March 15, 2013.

Source: Bloomberg L.P.

Historical Period
Total number of days in the historical period	6,572 days
Number of days the High-Side Reference Rate was greater than the Low-Side Reference Rate by at least 0.50%	5,336 days
Number of days the High-Side Reference Rate was not greater than the Low-Side Reference Rate by at least 0.50%	1,236 days

The historical performance shown above is not indicative of future performance.  The level of the High-Side Reference Rate may not exceed the Low-Side Reference Rate by at least 0.50% on one or more specific Interest Determination Dates after the first year of the term of the Notes.

RBC Capital Markets, LLC

Redeemable Leveraged Steepener Notes, Due March 27, 2033

HYPOTHETICAL EXAMPLES

The table below presents examples of the hypothetical interest which will accrue on the Notes with a principal amount of $1,000 after the first year of the term of the Notes. The examples below are for purposes of illustration only. The actual interest payments will depend on the actual difference between the High-Side Reference Rate and the Low-Side Reference Rate on each interest determination date. The applicable interest rate for each interest period will be determined on a per-annum basis but will apply only to that interest period.  Whether or not you would receive interest at the hypothetical interest rates below would depend on whether or not we determine to exercise our redemption right prior to the interest period in which those interest rates would take effect.

Hypothetical Difference between the High- Side minus Low-Side Reference Rates minus 0.50%	Hypothetical Interest Rate (per annum)	Hypothetical Semi-Annual Interest Payment
-2.00%	0.00%	$0.00
-1.85%	0.00%	$0.00
-1.70%	0.00%	$0.00
-1.55%	0.00%	$0.00
-1.40%	0.00%	$0.00
-1.25%	0.00%	$0.00
-1.10%	0.00%	$0.00
-0.95%	0.00%	$0.00
-0.80%	0.00%	$0.00
-0.65%	0.00%	$0.00
-0.50%	0.00%	$0.00
-0.35%	0.00%	$0.00
-0.20%	0.00%	$0.00
-0.05%	0.00%	$0.00
0.10%	0.40%	$2.00
0.25%	1.00%	$5.00
0.40%	1.60%	$8.00
0.55%	2.20%	$11.00
0.70%	2.80%	$14.00
0.85%	3.40%	$17.00
1.00%	4.00%	$20.00
1.15%	4.60%	$23.00
1.30%	5.20%	$26.00

RBC Capital Markets, LLC

Redeemable Leveraged Steepener Notes, Due March 27, 2033

Hypothetical Difference between the High- Side minus Low-Side Reference Rates minus 0.50%	Hypothetical Interest Rate (per annum)	Hypothetical Semi-Annual Interest Payment
1.45%	5.80%	$29.00
1.60%	6.00%	$30.00
1.75%	6.00%	$30.00
1.90%	6.00%	$30.00
2.05%	6.00%	$30.00
2.20%	6.00%	$30.00
2.35%	6.00%	$30.00
2.50%	6.00%	$30.00
2.65%	6.00%	$30.00
2.80%	6.00%	$30.00
2.95%	6.00%	$30.00
3.10%	6.00%	$30.00
3.25%	6.00%	$30.00

RBC Capital Markets, LLC

Redeemable Leveraged Steepener Notes, Due March 27, 2033

RISK FACTORS

The Notes involve risks not associated with an investment in ordinary floating rate notes.  An investment in Redeemable Leveraged Steepener Notes entails significant risks not associated with similar investments in a conventional debt security, including, but not limited to, fluctuations in the High-Side Reference Rate and the Low-Side Reference Rate and other events that are difficult to predict and beyond our control.  This section describes the most significant risks relating to the terms of the Notes.  For additional information as to the risks related to an investment in the Notes, please see the accompanying product prospectus supplement, prospectus supplement and prospectus.  You should carefully consider whether the Notes are suited to your particular circumstances before you decide to purchase them.  Accordingly, prospective investors should consult their financial and legal advisers as to the risks entailed by an investment in the Notes and the suitability of the Notes in light of their particular circumstances.

After the First Year of the Notes, the Amount of Interest Payable Is Uncertain and Could Be 0.00%. During the variable interest rate period, the amount of interest payable on the Notes in any interest period will depend on whether and the extent to which the High-Side Reference Rate is greater than the Low-Side Reference Rate on the related interest determination date. If the High-Side Reference Rate does not exceed the Low-Side Reference Rate by at least 0.50% on any interest determination date, the rate of interest payable for the related interest payment period will be 0%. If the difference between the High-Side Reference Rate and the Low-Side Reference Rate exceeds 0.50% by only a small amount, the interest payment for the applicable interest period will be limited. As a result, the effective yield on the Notes may be less than what would be payable on our conventional notes of comparable maturity. The actual interest payments on the Notes and return of only the principal amount at maturity may not compensate you for the effects of inflation and other factors relating to the value of money over time.

The Amount of Interest Payable on the Notes in Any Interest Period Is Capped. The interest rate on the Notes for each semi-annual interest period during the variable interest rate period is capped for that period at the maximum interest rate of 6.00% per annum, and, due to the leverage factor, you will not receive the benefit of any increase in the difference between the High-Side and Low-Side Reference Rates above the level of 2.00% on any interest determination date (because 6.00% divided by 4 is 1.50% and 0.50% will be subtracted from the difference between the High-Side and Low-Side Reference Rates). Accordingly, you could receive less than 6.00% per annum interest for any given full year even when the difference between the High-Side Reference Rate and the Low-Side Reference Rate increases substantially in a semi-annual interest period during that year if the difference between these rates in the other interest periods in that year do not also increase substantially, as you will not receive the full benefit of the outperforming period due to the interest rate cap.

The Notes Are Subject to Early Redemption at Our Option. Royal Bank has the option to redeem the Notes on the Call Dates set forth above. It is more likely that Royal Bank will redeem the Notes prior to their stated maturity date to the extent that the difference between the High-Side Reference Rate and the Low-Side Reference Rate during the term of the Notes results in an amount of interest payable that is greater than instruments of a comparable maturity and credit rating trading in the market. If the Notes are redeemed prior to their stated maturity date, you will not receive any interest payments on the Notes after the redemption date and you may have to reinvest the proceeds in a lower interest rate environment.

Investors Are Subject to Our Credit Risk, and Our Credit Ratings and Credit Spreads May Adversely Affect the Market Value of the Notes. Investors are dependent on Royal Bank’s ability to pay all amounts due on the Notes on interest payment dates and at maturity, and, therefore, investors are subject to the credit risk of Royal Bank and to changes in the market’s view of Royal Bank’s creditworthiness. Any decrease in Royal Bank’s credit ratings or increase in the credit spreads charged by the market for taking Royal Bank’s credit risk is likely to adversely affect the market value of the Notes.

RBC Capital Markets, LLC

Redeemable Leveraged Steepener Notes, Due March 27, 2033

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

 We expect that delivery of the Notes will be made against payment for the Notes on or about March 27, 2013, which is the third (3rd) business day following the Pricing Date (this settlement cycle being referred to as “T+3”). For additional information as to the relationship between us and RBC Capital Markets, LLC please see the section “Plan of Distribution―Conflicts of Interest” in the prospectus dated January 28, 2011.

After the initial offering of the Notes, the price to the public may change.  To the extent that the total aggregate principal amount of the Notes being offered by this pricing supplement is not purchased by investors in the offering, one or more of our affiliates may purchase the unsold portion.  However, our affiliates will not purchase more than 15% of the principal amount of the Notes.  Sales of these Notes by our affiliates could reduce the market price and the liquidity of the Notes that you purchase.

We may use this pricing supplement in the initial sale of the Notes.  In addition, RBC Capital Markets, LLC or another of our affiliates may use this pricing supplement in a market-making transaction in the Notes after their initial sale.  Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

SUPPLEMENTAL DISCUSSION OF
U.S. FEDERAL INCOME TAX CONSEQUENCES

The following disclosure supplements the discussion in the product prospectus supplement dated January 28, 2011 under “Supplemental Discussion of U.S. Federal Income Tax Consequences.”

Foreign Account Tax Compliance Act. The Internal Revenue Service has issued notices and the Treasury Department has issued final regulations affecting the legislation enacted on March 18, 2010 and discussed in the product prospectus supplement under “Supplemental Discussion of U.S. Federal Income Tax Consequences— Supplemental U.S. Tax Considerations—Legislation Affecting Taxation of Notes Held By or Through Foreign Entities.”  Pursuant to the final regulations, withholding requirements with respect to payments made on the Notes will generally begin no earlier than January 1, 2014, and the withholding tax will not be imposed on payments pursuant to obligations outstanding on January 1, 2014.  Account holders subject to information reporting requirements pursuant to the Foreign Account Tax Compliance Act may include holders of the Notes.  Holders are urged to consult their own tax advisors regarding the implications of this legislation and subsequent guidance on their investment in the Notes.

RBC Capital Markets, LLC